RBC RosBusinessConsulting

SUPPL

Securities and Exchange Commission
File No: 82-34864

5.12.2005

05013226

SEC MAIL PROCESSING
RECEIVED
DEC 12 2005
WASH. D.C. 185 SECTION

Dear Sirs,

Please find attached the following document of OJSC "RBC Information Systems", a foreign private issuer. The attached documentation is being furnished to you pursuant to Rule 12g3-2(b).

1. The press release 'RBC delivers 43% sales growth in the first nine months of 2005'.

Sincerely yours,

Natalia Makeeva
Chief Investor Relations Officer

PROCESSED
DEC 14 2005
THOMSON
FINANCIAL

78, Profsoyuznaya str., Moscow, 117393, Russia; e-mail: info@rbc.ru, tel.: (095) 363-11-11, 363-11-22; fax: (095) 363-11-25.
Internet: http://www.rbc.ru

RBC RosBusinessConsulting

RBC delivers 43% sales growth in the first nine months of 2005

Business highlights

- *RBC's revenue for the first nine months of 2005 is up 43% to $73.9m, thanks to continued solid growth of the business and a remarkable performance by the RBC TV business television channel.*
- *RBC is ranked 8th in the 2005 S&P Transparency and Disclosure Survey of the 67 largest Russian public companies.*
- *RBC is upgrading its consolidated revenue and EBITDA outlook for 2005. The total revenue is expected to exceed $100m; EBITDA is projected to reach $34m.*

Revenue for the 1-3Q 2005

$'000	*1-3Q 2005*[1]	*1-3Q 2004*[1]	*% Growth*
Media services	33 500	24 000	40%
RBC TV	19 400	11 300	72%
IT services	21 000	16 260	29%
Total revenue	**73 900**	**51 560**	**43%**

Moscow, December 5, 2005 – RBC Information Systems (**RTS, MICEX: RBCI**) today reported its preliminary results for the first three quarters ending September 30, 2005. "RBC had another dynamic quarter and demonstrated extremely good performance as a result of our strength in the business media and software development in Russia. Our healthy business model, underpinned by the current favorable macroeconomic situation in the country, is leading to strong organic revenue growth in 2005," said German Kaplun, RBC Chairman and CEO.

Revenue. In the first nine months of 2005, the total revenue was $73.9m, which represents a 43% increase compared to $51.6m in the same period of 2004. The key factors in this increase were the company's ability to provide its users with quality online and TV content, as well as to utilize industry-leading experience in software solutions for its IT clients, coupled with strong project execution capabilities.

In the total 1-3Q 2005 revenue mix, 45% came from the underlying media business (online advertising, marketing communications and information services), 26% was contributed by RBC TV, and 29% by the IT business (general and offshore programming, and system integration).

Media Services. The company's media division reported a 40% revenue increase from $24.0m in the first three quarters of 2004 to $33.5m in 2005, mainly supported by the dynamic growth

[1] Figures calculated on the basis of management accounts in accordance with IFRS (unaudited).

rates in Internet advertising. RBC continued to benefit from the growing acceptance of online advertising with corporate customers who recognized its effectiveness and were therefore increasingly using this platform to reach their consumers. The dominant position of the company in the field of online spot advertising in Russia allowed for the increase of its Internet advertising rates by 20% in September 2005.

In the third quarter of 2005, RBC redesigned its portal with hi-tech related news, www.cnews.ru, and the web site with automotive news, www.autonews.ru. As a result of this upgrade, a number of new sections and features were introduced to the sites' users, while advertisers were given a more effective means to engage with their audience. These measures also enabled RBC to increase its online advertising inventory in response to huge demand from clients.

Taking a broader view on the Internet advertising business, the company is currently experiencing a shortage of available advertising spots, which puts certain constraints on the revenue and net income growth. Under these circumstances, RBC management has made a strategic decision to enhance its pipeline of new Internet projects and put a greater focus on Internet acquisitions in 2006.

RBC TV. The television station's revenue advanced 72% from $11.3m in the first nine months of 2004 to $19.4m in the corresponding period of 2005, thanks to a growing number of new clients, who increasingly find it to be an effective advertising platform for reaching the business audience, as well as the high share of returning clients. The channel has also firmly reached profitability at the operating level, demonstrating the leverage of its business model.

At the beginning of October 2005, RBC TV launched several new programs, and renewed the concepts of some existing programs. The new projects include a weekly program, 'Issuers', about public Russian companies, which aim to increase their investment attractiveness. It will be presented in the form of a dialogue in the studio between company representatives and investment analysts. 'C-News: Technology of the Future' will cover events in the hi-tech sector and scientific developments. The program 'Investor's A to Z' will play to the consumer interest in every-day finance issues. The new schedule aims to satisfy the need for timely market reporting and commentary on more general business themes, which are likely to appeal to the core target demographic, or those aspiring to such status.

IT Services. RBC's revenue from IT Services increased 29% from $16.3m in the first nine months of 2004 to $21.0m in 2005, due to ongoing healthy growth in the number of IT orders from domestic clients. In the reported period, the company won several new tenders, including that for the development of a national e-library for the two largest libraries in Russia. RBC's experts will also create an electronic library with R&D reports for the Russian presidential administration, as well as work on corporate portals for the Federal Tax Service and the Federal Institute of Industrial Property. Other major new clients include MTS, one of the largest mobile phone operators in Russia, and Russian Railways.

RBC also released a new version of RBC Leasing, a specialized business automation solution for Russian leasing companies on the Microsoft Navision platform, and gained such new clients as

FinStroiLeasing, Glavleasing and Locat Leasing Russia. RBC further expanded its competence in infrastructure software and became a certified partner of SUN Microsystems in working with Sun Java Enterprises System.

At the end of October 2005, the company announced the acquisition of controlling stakes in two Russian IT firms involved in systems integration (Helios Computer) and IT consulting (ASKO-TBS Consulting). The goal of these deals is to increase RBC's presence in the rapidly growing IT market in Russia and boost its IT revenue in 2006. In addition, a broader scope of IT products and services and significantly increased revenue will enable RBC to successfully bid for larger IT contracts with state and commercial organizations.

Outlook for 2005

Based on the strong performance to date, which is underpinned by the positive macroeconomic situation in Russia, RBC has reconsidered its financial forecast for the whole of 2005. The company expects total revenue to exceed $100m as opposed to the earlier forecast of $98m. This total will consist of over $45.5m from the underlying media business (compared to $42.5m projected initially), $25.0m from RBC TV and $29.5m from IT services (compared to $30.5m forecasted initially). The new outlook primarily reflects greater than expected revenue from Internet advertising and marketing communications services. The company is also upgrading its EBITDA forecast from $29.4m to $34.0m for 2005. The net income forecast remains unchanged, i.e. at a level of $22.0m, due to investment in the development of RBC's new Internet projects.

Cautionary note regarding forward-looking statements

Some of the information in this press release may contain statements of future expectations and other forward-looking statements. These expectations are based on the management's current views and assumptions, and involve known and unknown risks and uncertainties. It is possible that the company's actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect the firm's future results, see "Risk Factors" in the company's latest Annual Report on www.rbcinfosystems.com. RBC assumes no obligation to update any forward-looking information contained in this document.

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru, Web: www.rbcinfosystems.com